UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 20, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

HARMONY REPORTS TWO POSITIVE COVID-19 CASES AT KALGOLD

Johannesburg, Wednesday, 20 May 2020. Harmony Gold Mining Company Limited (“Harmony” or the Company”) confirms that two employees of a contractor at the Company’s Kalgold gold mine near Mafikeng in South Africa’s North West province have tested positive for the Coronavirus (“COVID-19”).

The individuals, both of whom were asymptomatic, were identified as positive through the Company’s joint testing process conducted in collaboration with the Department of Health. Harmony will continue its routine screening and testing at the mine in line with its COVID-19 Standard Operating Procedure. Both individuals have been isolated and are receiving medical care. The process of tracing possible contacts is underway, with all of those identified either self-quarantining or quarantining at a company facility for 14 days.

Kalgold employs approximately 600 people, the majority of whom have been tested. While mining at Kalgold has largely been suspended, the plant continues to operate and employees who have tested negative for COVID-19 have returned to work. Kalgold’s production represents 3% of Harmony’s total production.

In compliance with regulation and/or agreement, the Departments of Health and Minerals Resources and Energy, the National Institute for Communicable Diseases and the Minerals Council South Africa have been informed.

Please refer to Harmony’s website www.harmony.co.za/responsibility/covid-19 for more information on the processes and measures that have been adopted by the Company to curb the spread of the COVID-19 pandemic. The Company will continue to use its website to share information on its COVID-19 positive cases.

“Every effort is made at our mines to mitigate the impact of the COVID-19 virus. We thank the Department of Health for its assistance with the testing at Kalgold and will only return to full production at the mine once it is safe to do so,” said Peter Steenkamp, chief executive officer of Harmony.

Ends.

CONTACT:

Media:

Sihle Maake
Group communications manager
083 722 5467

Mashego Mashego
Executive Director: Corporate Affairs
082 767 1072

Investors:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

Moeketsi Max Manoeli
Senior Investor Relations Coordinator
+27 (0) 82 759 1775

Johannesburg, South Africa
20 May 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 20, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director